UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November, 2011

Commission File Number 001-14552

Top Image Systems Ltd.
(Translation of registrant’s name into English)

2 Ben Gurion Street, Ramat Gan, Israel 52573
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

This Form 6-K including all attachments is being incorporated by reference into the Registration Statement on Form S-8 (file no. 333-125064) and the Registration Statements on Form F-3 (file no. 333-119885 and 333-175546).

CONTENTS

Attached hereto is a copy of the Registrant’s press release issued on November  9, 2011, reporting the results for the three months ended September 30, 2011.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Top Image Systems Ltd.

By:	/s/Ido Schechter
Ido Schechter
Chief Executive Officer

Date:    November  9, 2011

Top Image Systems Reports its Financial Results for the Third Quarter of 2011

Revenues of $7.2 Million, a 32% Increase Year-over-Year;
Net Income of $0.6 million, a 33% Increase Year-over-Year;
The Company Increases Guidance on Revenue Growth and Profitability

Tel Aviv, Israel – November 9, 2011 - Top Image Systems™, Ltd. (TIS™) (Nasdaq: TISA; TASE: TISA), a leading ECM (Enterprise Content Management) solutions provider, today announced its financial results for the third quarter ended September 30, 2011.

Third Quarter Highlights

•	Revenues of $7.2 million, compared to $5.4 million for the third quarter of 2010, a 32% increase;
•	Eleventh consecutive quarter of positive operating income;
•	Operating income of $0.8 million compared to $0.5 million for the third quarter of 2010, a 64% increase;
•	Net income of $0.6 million compared to a net income of $0.4 million for the third quarter of 2010, a 33% increase;
•	All outstanding debt has been paid off;
•	Partnership with Konica Minolta Spain;
•	Selection of Digital Mailroom by leading UK financial outsourcing firm HML;
•	eFLOW Contract with the German Census to capture and process 180 million pages of questionnaires;

Commenting on the third quarter results, Dr. Ido Schechter, CEO of Top Image Systems (TISA), said “We are very pleased to report continuing strong growth in revenue and income for the third quarter. Our profitable growth has been entirely organic and with the recent elimination of all of our outstanding debt, we will eliminate almost all related financing costs, which year -to- date amounted to $0.7 million. We continue to see strong demand for our core, high margin product offerings, which include Digital Mailroom and Banking Platform, and for our Channel Partner Program. In today’s challenging economic environment, enterprises are seeking out TISA solutions which increase productivity, lower operating costs and typically offer return-on-investment (ROI) within 12 months.”

Dr. Schechter continued, “This quarter we saw continued progress in our new growth geographies such as the UK and Asia Pacific, in addition to our traditional stronghold in Europe. Significant projects awarded this quarter included a partnership with Konica Minolta Spain, selection of Digital Mailroom by leading UK financial outsourcing firm HML and an eFLOW contract with the German Census to capture and process 180 million pages of questionnaires.  Recognizing our sustained success, we are increasing our 2011 revenue guidance from $26 - $27 million to $27.5 - $28.5 million and our 2011 non-GAAP operating income guidance from $2.5-$2.8 million to $3.4 - $3.6 million.”

Third Quarter 2011 Results

Total revenue for the third quarter of 2011 rose to $7.2 million, an increase of 32% compared to revenue of $5.4 million for the same period of 2010. Product revenues were $3.3 million, compared to $2.3 million in the third quarter of 2010. Services revenues were $3.9 million, compared to $3.1 million in the same period for 2010.

Non-GAAP operating income for the third quarter of 2011 rose to $0.8 million or 11.6% of revenue compared to $0.5 million or 9.4% of revenue in 2010.

Net income on a GAAP basis for the third quarter of  2011 was $0.6 million, or $0.05 per diluted share, an increase of 33% compared to net income of $0.4 million, or $0.05 per diluted share, for the same period last year.

Nine-Month Results

Total revenue for the nine-month period ended September 30, 2011 rose to $21.4 million, an increase of 34% compared to revenue of $15.9 million for the same period of 2010. Product revenues were $10.7 million, compared to $7.2 million in the nine-month period ended September 30, 2010. Services revenues were $10.7 million, compared to $8.7 million in the same period for 2010.

Non-GAAP operating income for the nine-month period ended September 30, 2011 rose to $2.8 million or 13.2% of revenue compared to $1.5 million or 9.6% of revenue for the same period of 2010.

Non-GAAP net income for the nine-month period ended September 30, 2011 totaled $2.6 million or $0.24 per diluted share, compared to non-GAAP net income of $1.6 million for the same period of 2010, or $0.15 per diluted share.

Net income on a GAAP basis for the nine-month period ended September 30, 2011 was $1.9 million, or $0.17 per diluted share, an increase of 360% compared to net income of $0.4 million, or $0.04 per diluted share, for the same period last year.

Non-GAAP Financial Measures

Non-GAAP measures are reconciled to comparable GAAP measures in the table entitled "Reconciliation of GAAP and Non-GAAP Results”.  The release includes non-GAAP financial measures, including, without limitation, Non-GAAP Operating Income (which excludes amortization expenses and non cash stock-based compensation expenses), and Non-GAAP Net Income (which includes amortization expenses, non cash stock-based compensation expenses and changes in fair value of convertible debentures).

The presentation of these non-GAAP financial measures should be considered as an addition to TISA's GAAP results provided in the attached financial statements for the third quarter ended September 30, 2011, and is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Attached is a table which reconciles each non-GAAP financial measure to its most directly comparable GAAP financial measure. TISA's management believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance by excluding certain charges, gains that may not be indicative of TISA's core business operating results. TISA management believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing TISA's performance. These non-GAAP financial measures also facilitate comparisons to TISA's historical performance and its competitors' operating results. TISA includes these non-GAAP financial measures because management believes they are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision-making.

Conference Call

The Company will be holding a conference call today, November 9th, 2011, at 10:00 am ET (7:00 am Pacific Time, 5:00 pm Israel Time) to review the third quarter 2011 results.

Dr. Ido Schechter, CEO and Izhak Nakar, Active Chairman of TISA, will be on-line to discuss these results and take part in a Question and Answer session.

To participate, please call one of the following teleconferencing numbers at least 5 minutes before the conference call commences:

US Dial-in Number: 1-888-668-9141

ISRAEL Dial-in Number: 03-9180609

INTERNATIONAL Dial-in Number: +972 3 9180609
10:00 am Eastern Time
7:00 am Pacific Time
5:00 pm Israel Time

For those unable to listen to the live call, a replay of the call will be available from the day after the call in the Investor Relations section of Top Image Systems' website at: www.topimagesystems.com

About Top Image Systems

Top Image Systems(TM) (TIS(TM)) is a leading innovator of enterprise solutions for managing and validating content entering organizations from various sources. Whether originating from mobile, electronic, paper or other sources, TIS solutions deliver the content to applications that drive the organization. TIS's eFLOW Platform is a common platform for the company's solutions. TIS markets its platform in more than 40 countries through a multi-tier network of distributors, system integrators, value-added resellers as well as strategic partners. Visit the company's website http://www.TopImageSystems.com for more information.

Caution Concerning Forward-Looking Statements

Certain matters discussed in this news release are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results to be materially different from any future results expressed or implied in those forward looking statements. Words such as "will," "expects," "anticipates," "estimates," and words and terms of similar substance in connection with any discussion of future operating or financial performance identify forward-looking statements. These statements are based on management's current expectations or beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially including, but not limited to, risks in product development, approval and introduction plans and schedules, rapid technological change, customer acceptance of new products, the impact of competitive products and pricing, the lengthy sales cycle, proprietary rights of TIS and its competitors, risk of operations in Israel, government regulation, litigation, general economic conditions and other risk factors detailed in the Company's most recent annual report on Form 20-F and other subsequent filings with the United States Securities and Exchange Commission. We are under no obligation to, and expressly disclaim any obligation to, update or alter our forward-looking statements, whether as a result of new information, future events or otherwise.

Contact:
Shelli Zargary
Director of Corporate Marketing
shelli.zargary@topimagesystems.com
+972 3 767 9114

Investors:
James Carbonara
Regional Vice President, Hayden IR
james@haydenir.com
+ 1 646 755 7412

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Tables to Follow

Top Image Systems Ltd.
Consolidated Balance Sheet as of

	September 30,	December 31,
	2011	2010
	In thousands
	Unaudited	Audited

Assets

Current assets:
Cash and cash equivalents	$3,281	$1,763
Restricted cash	418	241
Trade receivables and Unbilled receivables, net	4,651	4,701
Other receivables and prepaid expenses	669	539

Total current assets	9,019	7,244

Long term assets:
Severance pay funds	1,295	1,228
Restricted cash	105	41
Long-term deposits and long-term assets	100	138
Property and equipment, net	498	448
Intangible assets, net	22	55
Goodwill	5,906	5,870

Total long-term assets	7,926	7,780

Total assets	$16,945	$15,024

Liabilities and Shareholders' Equity

Current liabilities:
Current maturity of convertible debentures	$974	$1,521
Trade payables	285	310
Deferred revenues	2,188	1,659
Accrued expenses and other accounts payable	3,134	1,992

Total current liabilities	6,581	5,482

Long-term liabilities:
Convertible debentures	-	3,804
Accrued severance pay	1,544	1,446

Total long-term liabilities	1,544	5,250

Total liabilities	8,125	10,732

Shareholders' equity	8,820	4,292

Total liabilities and shareholders' equity	$16,945	$15,024

Top Image Systems Ltd.
Statements of Operations for the

	Three months ended	Three months ended	Nine months ended	Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2011	2010	2011	2010
	In thousands, except per share data Unaudited

Revenues	$7,158	$5,435	$21,378	$15,933

Cost of revenues	2,765	2,242	8,333	6,248

Gross profit	4,393	3,193	13,045	9,685

Expenses

Research and development costs	527	396	1,508	1,225
Selling and marketing	2,030	1,465	5,507	4,466
General and administrative	1,016	830	3,229	2,571

	3,573	2,691	10,244	8,262

Operating income	820	502	2,801	1,423

Financing expenses, net	(244)	(63)	(928)	(1,005)

Income before taxes on income	576	439	1,873	418

Taxes on Income	-	(4)	(3)	(5)

Other expenses, net	-	(1)	-	(7)

Net income for the period	$576	$434	$1,870	$406

Earnings per Share

Basic earning per share	$0.05	$0.05	$0.19	$0.04

Weighted average number of shares used in computation of basic net income per share	10,855	9,401	9,987	9,386

Diluted earning per share	$0.05	$0.04	$0.17	$0.04
Weighted average number of shares used in computation of diluted net earnings per share	11,474	11,040	10,993	11,136

Reconciliation of GAAP to Non-GAAP results:

	Three months ended	Three months ended	Nine months ended	Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2011	2010	2011	2010
	In thousands, except per share data

GAAP operating income	$820	$502	$2,801	$1,423
Stock-based compensation expenses	-	-	-	79
Amortization of intangible assets related to acquisition	12	11	34	33
Non- GAAP operating income	$832	$513	$2,835	$1,535

Net income for the period	$576	$434	$1,870	$406
Stock-based compensation expenses	-	-	-	79
Amortization of intangible assets related to acquisition	12	11	34	33
Change In Fair Value of Convertible Debentures	(42)	505	741	1,037
Non-GAAP net income	$546	$950	$2,645	$1,555

Non-GAAP net income used for basic earnings per share	546	950	2,645	1,555
Interest expenses on convertible debentures used as diluted adjustment	1	9	4	70
Non-GAAP net income used for diluted earnings per share	$547	$959	$2,649	$1,625

Shares used in diluted earnings per share calculation	11,474	11,040	10,993	11,136

Non-GAAP diluted earnings per share	$0.05	$0.09	$0.24	$0.15